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                                                                   EXHIBIT 99.1

QUARTERLY FINANCIAL AND STOCKHOLDER INFORMATION (UNAUDITED)

(Dollars in Millions,       First Quarter    Second Quarter    Third Quarter     Fourth Quarter
except per share amounts)   1993    1992     1993     1992     1993    1992      1993     1992
Net Sales                   $ 388    $ 373   $ 413    $ 383    $ 402    $ 398    $ 405    $ 399
Gross Profit                   96       97      99      100       92      100       98      100
Earnings before
  extraordinary items          12        6       9       12       10       15        1       14
  Per equivalent share
     of common stock          .23      .04     .19      .18      .19      .22      .03      .23
Net Earnings (Loss)            12        6       2      (10)      10       15        1       14
  Per equivalent share
     of common stock          .23      .03     .05     (.33)     .19      .21      .03      .23
Dividends per share
  of common stock              -        -       -        -        -        -        -        -
Price range per share
  of Class A common
     High                      23 7/8   -       21 7/8   20 5/8   20 3/4   19 1/2   18 1/2   20 7/8
     Low                       19 3/4   -       18 3/4   16 3/8   16 3/4   16 3/8   16 3/8   15 1/4

The Company's Class A Common Stock began trading on the New York Stock Exchange on May 6, 1992. Prior to that time, there was no public trading market for the Class A Common Stock. At December 31, 1993, the Company estimates that there were more than 10,000 beneficial owners of the Company's Class A Common Stock.

There is no public trading market for the Company's Class B and Class C Common Stock. At December 31, 1993, there were eleven stockholders and one stockholder of record of the Company's Class B and Class C Common Stock, respectively.

It is the Company's current plan to retain earnings and not to pay cash dividends on common stock in the foreseeable future.

The Company incurred restructure charges totalling $16 million in 1993, of which $4 million was recorded in the second quarter and $12 million was recorded in the fourth quarter.

The effective income tax rate for the fourth quarter of 1993 was 79.1% as a result of fixed tax charges on lower earnings.

All 1992 financial information has been restated to reflect the retroactive adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."




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